United States

Securities and Exchange Commission

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the

Securities Exchange Act of 1934

For the month of

November 2013

Vale S.A.

Avenida Graça Aranha, No. 26
20030-900 Rio de Janeiro, RJ, Brazil

(Address of principal executive office)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

(Check One) Form 20-F ☒   Form 40-F ☐

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1))

(Check One) Yes  ☐  No ☒

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7))

(Check One) Yes  ☐  No ☒

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

(Check One) Yes  ☐ No ☒

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b). 82-           .)

Table of Contents:

Press Release	3
Signature Page	5

Press Release

Vale prices offer to sell Norsk Hydro shares

Rio de Janeiro, November 12, 2013 — Vale S.A. (Vale) announces the successful placement today of 407,122,241 ordinary shares of Norsk Hydro ASA (Hydro), held through a wholly-owned subsidiary, at a price of NOK 25.00 per share, resulting in gross cash proceeds of NOK 10.178 billion, equivalent to US$ 1.656 billion. Assuming the over-allotment option of 40,712,224 shares granted by Vale is exercised in full, gross proceeds will increase to NOK 11.196 billion, equivalent to approximately US$ 1.822 billion. Vale currently has a representative on the board of directors of Hydro.

After the completion of the transaction, assuming no exercise of the over-allotment option, Vale will hold, through its wholly-owned subsidiary, 40,712,224 shares in Hydro, representing approximately 2.0% of Hydro’s share capital and voting rights and thus reduce its shareholding in Hydro below the 5% threshold set out in the Norwegian Securities Trading Act, Section 4-2. If the over-allotment option is exercised in full, Vale will not hold any shares in Hydro.

Settlement is expected to take place on 15 November 2013. Vale has agreed not to dispose of any further Hydro shares for 180 days following the completion of the offering, subject to certain customary exceptions.

The sale of Hydro shares is consistent with Vale’s strategy of reducing its exposure to non-core assets, and a result of its focus on discipline in capital allocation and value maximization for shareholders.

IMPORTANT NOTICES

NOT FOR RELEASE, DIRECTLY OR INDIRECTLY, IN OR INTO AUSTRALIA, CANADA OR JAPAN OR THE REPUBLIC OF SOUTH AFRICA, OR IN ANY OTHER JURISDICTION IN WHICH OFFERS OR SALES WOULD BE PROHIBITED BY APPLICABLE LAW.

These materials do not contain or constitute an offer for sale or the solicitation of an offer to purchase securities in the United States. The securities referred to herein have not been and will not be registered under the US Securities Act of 1933, as amended, (the “Securities Act”) and may not be offered or sold in the United States absent registration under the Securities Act or pursuant to an available exemption from, or a transaction not subject to, the registration requirements of the Securities Act.

This document is only addressed to and directed at persons in member states of the European Economic Area who are qualified investors within the meaning of Article 2(1)(e) of the Prospectus Directive (Directive 2003/71/EC) (“Qualified Investors”) or to and at other persons to whom the offering can otherwise be made pursuant to available exemptions under the Prospectus Directive. In addition, in the United Kingdom, this document is being distributed only to, and is directed only at, Qualified Investors who are persons who have professional experience in matters relating to investments falling within Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005, as amended (the “Order”) or who are high net worth entities falling within Article 49(2)(a) to (d) of the Order, and other persons to whom it may otherwise lawfully be communicated (all such persons together being referred to as “relevant persons”). Any investment activity to which this document relates is available only to relevant persons in the United Kingdom, and will only be engaged with such persons. In any member state of the European Economic Area other than the United Kingdom, the offering will be made pursuant to available exemptions under the Prospectus Directive. The offering is subject to a lower limit per order of EUR 100,000.

This press release is for information only and does not constitute or form part of and should not be construed as an offer to sell or issue or the solicitation of any offer to buy or acquire securities of Vale or any of its subsidiaries or affiliates in Hong Kong or an inducement to enter into investment activity, and neither this press release nor anything herein forms the basis for any contract or commitment for such purpose. This press release has not been registered with the Registrar of Companies in Hong Kong and its contents have not been reviewed by any regulatory authority in Hong Kong. Accordingly, (a) the securities referred to in this press release may not be offered, sold, transferred or delivered in Hong Kong by means of any document other than to persons who are “professional investors” within the meaning of the Securities and Futures Ordinance (Cap. 571, Laws of Hong Kong) and any rules made thereunder or in other circumstances which do not result in the document being a “prospectus” within the meaning of the Companies Ordinance (Cap.32, Laws of Hong Kong) or which do not constitute an offer to the public within the meaning of the Companies Ordinance; and (b) no person may issue any invitation, advertisement or other document relating to the securities referred to in this press release whether in Hong Kong or elsewhere, which is directed at, or the contents of which are likely to be accessed or read by, the public in Hong Kong (except if permitted to do so under the applicable securities law in Hong Kong) other than with respect to the securities which are or are intended to be disposed of only to persons outside Hong Kong or only to “professional investors” within the meaning of the Securities and Futures Ordinance and any rules made thereunder.

In connection with the offering, a stabilization agent will be appointed and the stabilization agent (or persons acting on behalf of the stabilization agent) may over-allot shares or effect transactions with a view to supporting the market price of the shares at a level higher than that which might otherwise prevail. However, there is no assurance that the stabilization agent (or persons acting on behalf of the stabilization agent) will undertake stabilization action. Any stabilization action may begin on or after the date on which adequate public disclosure of the final price of the shares is made and, if begun, may be ended at any time, but it must end no later than 30 days after the date shares have been allotted in the offering. Any stabilization action or over-allotment must be conducted by the stabilization agent (or persons acting on behalf of the stabilization agent) in accordance with all applicable laws and rules. In order to cover any over-allotments, Vale has granted the joint bookrunners an over-allotment option, which is exercisable in whole or in part within a 30-day period from the date shares have been allocated in the offering.

For further information, please contact:

+55-21-3814-4540

Roberto Castello Branco: roberto.castello.branco@vale.com

Viktor Moszkowicz: viktor.moszkowicz@vale.com

Carla Albano Miller: carla.albano@vale.com

Andrea Gutman: andrea.gutman@vale.com

Marcelo Bonança : marcelo.bonanca@vale.com

Marcelo Lobato : marcelo.lobato@vale.com

Marcio Loures Penna: marcio.penna@vale.com

Samantha Pons: samantha.pons@vale.com

This press release may include statements that present Vale’s expectations about future events or results. All statements, when based upon expectations about the future and not on historical facts, involve various risks and uncertainties. Vale cannot guarantee that such statements will prove correct. These risks and uncertainties include factors related to the following: (a) the countries where we operate, especially Brazil and Canada; (b) the global economy; (c) the capital markets; (d) the mining and metals prices and their dependence on global industrial production, which is cyclical by nature; and (e) global competition in the markets in which Vale operates. To obtain further information on factors that may lead to results different from those forecast by Vale, please consult the reports Vale files with the U.S. Securities and Exchange Commission (SEC), the Brazilian Comissão de Valores Mobiliários (CVM), the French Autorité des Marchés Financiers (AMF), and The Stock Exchange of Hong Kong Limited, and in particular the factors discussed under “Forward-Looking Statements” and “Risk Factors” in Vale’s annual report on Form 20-F.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Vale S.A.
(Registrant)

	By:	/s/ Roberto Castello Branco
Date: November 12, 2013		Roberto Castello Branco
Director of Investor Relations